Exhibit  8.01.01

HERITAGE OAKS BANCORP

  [GRAPHIC OMITED]

Contacts:
Lawrence P. Ward, CEO
Margaret Torres, CFO
805-239-5200


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                                                    THE CEREGHINO GROUP

                                                    corporate investor relations
                                                             www.stockvalues.com
                                                                    206.762.0993

                                                                    NEWS RELEASE

                HERITAGE OAKS BANCORP DECLARES 5% STOCK DIVIDEND

Paso Robles, CA - March 29, 2005 - HERITAGE OAKS BANCORP (NASDAQ: HEOP), parent company of Heritage Oaks Bank, announced that its Board of Directors declared on March 25, a 5% stock dividend to be distributed April 22, 2005 to shareholders of record on April 8, 2005.

Shareholders will receive 5 additional shares of common stock for every 100 shares currently owned. A cash payment will be made in lieu of fractional shares. Heritage Oaks Bancorp currently has approximately 3.9 million shares outstanding, and will have approximately 4.1 million shares outstanding after payment of the stock dividend.

"We believe that stock dividends are an excellent method of sharing the company's success with its owners," stated Dr. B. R. Bryant, Chairman. "This marks the seventh time in our eleven years as a public company we have paid a stock dividend to our shareholders."

Heritage Oaks Bancorp increased its 2004 net income 27% over the prior year to $4.6 million, or $1.12 per diluted share. Revenues increased 35% to $25.0 million for the year from $18.5 million in 2003. Assets at the end of 2004 were $448.0 million and loans grew 22% to 335.0 million from year ago levels.

Heritage  Oaks  Bancorp  acts  as  a  holding  company  for  Heritage Oaks Bank.
Heritage Oaks Bank has its headquarters plus one branch office in Paso Robles, two branch offices in San Luis Obispo, single branch offices in Cambria, Arroyo Grande, Atascadero and Morro Bay and three branch offices in Santa Maria. Heritage conducts commercial banking business in San Luis Obispo County and Northern Santa Barbara County. Visit Heritage Oaks Bancorp on the Web at www.heritageoaksbancorp.com.
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Statements  concerning  future performance, developments or events, expectations for growth and income forecasts, and any other guidance on future periods, constitute forward-looking statements that are subject to a number of risks and uncertainties. Actual results may differ materially from stated expectations. Specific factors include, but are not limited to, increased profitability, continued growth, the Banks beliefs as to the adequacy of its existing and anticipated allowances for loan losses, beliefs and expectations regarding actions that may be taken by regulatory authorities having oversight of the Banks operations, interest rates and financial policies of the United States government, general economic conditions and California's energy crisis. Additional information on these and other factors that could affect financial results are included in its Securities and Exchange Commission filings.

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NOTE:  Transmitted on Business Wire at 5:00 a.m. PST on March 29, 2005.